

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 25, 2010

Mr. Ben Wang
Chief Financial Officer
China Prosperous Clean Energy Corporation
West Side, Public Transportation Gas Filling Center
Angang Avenue-Middle Part, Yindu District
Anyang, Henan Province, Postal code: 455000
The People's Republic of China

      Re: **China Prosperous Clean Energy Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed March 31, 2008
               Form 10-Q for the Fiscal Quarter Ended March 31, 2009
               Filed May 15, 2009
               Form 10-Q for the Fiscal Quarter Ended June 30, 2009
               Filed August 14, 2009
               Form 10-Q for the Fiscal Quarter Ended September 30, 2009
               Filed, November 12 2009
               Response letter dated February 3, 2010
               File No. 000-53224

Dear Mr. Wang:

      We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Mr.Wang
China Prosperous Clean Energy Corporation
February 25, 2010
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   We note the qualitative disclosures you intend to include in an amendment to your Form 10-K for the fiscal year ended December 31, 2008 in response to our prior comment 1. Please note that Rule 4-08(e)(3) of Regulation S-X requires you to also disclose certain quantitative information with respect to restrictions that are in place as a result of your operations in China. That is, you must disclose the amounts of restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of December 31, 2008. In addition, you must also provide the schedule information required by Rule 5-04 of Regulation S-X to the extent your proportionate share of the restricted net assets of your consolidated subsidiaries exceeds 25% of your consolidated net assets. Refer to FRC §213.02 and SAB Topic 6K:2 for additional guidance.

Financial Statements

Statements of Changes in Stockholders' Equity, page 35

2.   We note your response to our prior comment 3 in which you propose to revise the Statements of Changes in Shareholders' Equity to reflect the recapitalization. However, it does not appear that you have appropriately adjusted your statements as we previously requested.

The share activity of the accounting acquirer should be recast using an exchange ratio of the shares issued by the legal acquirer in the reverse merger over the shares of the accounting acquirer that were outstanding immediately prior to the exchange, similar to a stock split. After recasting, all share activity immediately before the reverse merger recapitalization transaction should sum to equal the number of shares issued by the accounting target. This should be followed by an entry showing the number of shares of the accounting target that were outstanding immediately before the event, along with the accounting target's net assets or liabilities received by the accounting acquirer.

Please consider the additional guidance we have provided above and revise your statements of stockholders' equity accordingly.

Note 2-Summary of Significant Accounting Policies, page 39

Basis of Presentation and Consolidation, page 39

3. We note your response to prior comment 5, in which you clarify that you have complied with U.S. GAAP with respect to the classification of transportation costs as a component of cost of goods sold. Under U.S. GAAP, a change in classification of transportation costs should be retroactively applied under the guidance of EITF 00-10. Please confirm that you have presented transportation costs as a component of cost of goods sold for all financial statement period presented. Otherwise, please submit the revisions that you would propose to address this concern.

Segment Information, page 44

4. We have read your response to prior comment 6 in which you explain how you concluded the three primary operations, identified in MD&A do not represent reportable segments as all the criteria provided in FASB ASC paragraph 280-10-50-11 have been met to allow the aggregation of these operating segments into one reportable segment. However, you have not explained how you determined that these operations have met the overriding first criterion, similar economic characteristics such as similar gross margins and sales trends. In addition, it is unclear how you came to the conclusion that these operations meet the first three criteria set-forth in paragraph 50-11:

   - Nature of products:

       o   We note you concluded that both CNG and LPG are viewed as sources of "clean energy". However, as you mentioned on page 7 of your Form 10-K, CNG is "…mainly composed of methane…and… LPG is a mixture of hydrocarbon gases….", indicating that the nature of the products is different.

   - Nature of production process:

       o   We note you concluded that CNG and LPG are similar as they are "…produced based on natural gas…." You further state that the production process is similar in that they "…both require further mechanical processing of natural resources, which can be either natural gas or crude oil…." However, based on the disclosure on page 7, CNG is made by "compressing natural gas" and LPG is manufactured during the "…refining of crude oil, or extracted form oil or gas streams as they emerge form the ground….” indicating different production process.

- Type of class of customers:

    o We note you concluded that the types of customers are the same for the CNG and LPG and for both the retail and wholesale operations as they are “consumers for the use of their motor vehicles that are powered by CNG or LPG…..” However, it is unclear how you can group retail and wholesales customers as we would expect they would have different profit margins.

    Refer to FASB ASC paragraphs 280-10-55-7A through 55-7C and paragraphs 280-10-55-33 through 55-36 for further guidance. We reissue prior comment 6.

Note 14-Income Taxes, page 47

5.   We note your proposed disclosure does not comply with FASB ASC paragraph 740-10-50-12 which requires reconciliation of your domestic statutory tax rates of 25% to your effective tax rates of 26%. We reissue prior comment 7.

Form 10-Q for the Interim Period ended September 30, 2009

Financial Statements

Statement of Cash Flows, page 6

6.   We note in your response to prior comment 10 you continue to present cash payments made to non-controlling interests as a financing activity. Please explain to us in further detail the origin of this line item and why you believe it is appropriately classified as a financing activity rather than an investing activity.

Closing Comments

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551-3476, or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief